UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

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In the Matter of
BLACKROCK INTERNATIONAL GROWTH AND INCOME TRUST
BLACKROCK GLOBAL EQUITY INCOME TRUST
BLACKROCK PREFERRED AND EQUITY ADVANTAGE TRUST
BLACKROCK REAL ASSET EQUITY TRUST
BLACKROCK WORLD INVESTMENT TRUST
BLACKROCK ENHANCED DIVIDEND ACHIEVERSTM TRUST
BLACKROCK GLOBAL OPPORTUNITIES EQUITY TRUST
BLACKROCK HEALTH SCIENCES TRUST
BLACKROCK GLOBAL ENERGY AND RESOURCES TRUST
BLACKROCK S&P QUALITY RANKINGS GLOBAL EQUITY MANAGED TRUST
BLACKROCK STRATEGIC DIVIDEND ACHIEVERSTM TRUST
BLACKROCK DIVIDEND ACHIEVERSTM TRUST
BLACKROCK ECOSOLUTIONS INVESTMENT TRUST
BLACKROCK ENHANCED GOVERNMENT FUND, INC.
BLACKROCK ENHANCED CAPITAL AND INCOME FUND, INC.
AND BLACKROCK ADVISORS, LLC
: : : : : : : : : : : : : : : : :
AMENDMENT NO. 5 AMENDING AND RESTATING THE APPLICATION FOR AN ORDER PURSUANT TO SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940  (THE "ACT") FOR EXEMPTION FROM SECTION 19(b) OF THE ACT AND RULE 19b-1 THEREUNDER
File No. 812-13235-55

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Each existing closed-end registered investment company in the BlackRock family of closed-end funds listed on Appendix A hereto (collectively, the "BlackRock Funds") and their investment advisor, BlackRock Advisors, LLC (the "Investment Advisor") (the BlackRock Funds with the Investment Advisor, the "Applicants") hereby apply for an order (the "Order") of the Securities and Exchange Commission (the "Commission") pursuant to Section 6(c) of the Act providing the BlackRock Funds and each future registered closed-end investment company that seeks to rely on the Order advised by the Investment Advisor (including any successor in interest)1 or by an entity controlling, controlled by or under common control (within the meaning of Section 2(a)(9) of the Act) with the Investment Advisor an exemption from the provisions of Section 19(b) of the Act and Rule 19b-1 thereunder, as more fully set forth below.2  The BlackRock Funds and such future investment companies are hereinafter collectively referred to as the "Funds" and separately as a "Fund".  This application amends the application filed on September 22, 2008 by the BlackRock entities.

I.	Description of Applicants

The BlackRock Funds are, and each future Fund will be, a closed-end management investment company registered under the Act.  Each Fund is or will be organized as a statutory trust in Delaware, a corporation in Maryland or a business trust in Massachusetts.  The fundamental structures of the BlackRock Funds are similar in most respects; however, their investment objectives, strategies and policies may differ.  For example, certain of the BlackRock Funds invest primarily in fixed-income investments whereas other BlackRock Funds invest primarily in equities.  The common shares of each BlackRock Fund are traded on either the New York Stock Exchange or NYSE Alternext US.  BlackRock Preferred and Equity Advantage Trust currently has preferred shares outstanding, and its preferred shares are not traded on any exchange.
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[1]	A successor in interest is limited to entities that result from a reorganization into another jurisdiction or a change in the type of business organization.

[2]
All existing registered closed-end investment companies that currently intend to be able to rely on the requested Order are named as Applicants and any future closed-end investment company that may rely on the Order will satisfy each of the representations in the application except that such representations will be made in respect of actions by the board of trustees or board of directors, as the case may be, of such future fund and will be made at a future time.

The Investment Advisor, an investment advisor registered under the Investment Advisers Act of 1940, serves as investment advisor to each BlackRock Fund.  Each BlackRock Fund and the Investment Advisor have entered into an agreement pursuant to which the Investment Advisor provides investment advisory and portfolio management services for each BlackRock Fund.  The Investment Advisor is a wholly owned subsidiary of BlackRock, Inc.  The BlackRock organization has over 20 years of experience managing closed-end products and advises a closed-end family of 107 active funds with approximately $38.7 billion in assets as of September 30, 2008.

II.	Relief Requested

Section 19(b) of the Act provides that it shall be unlawful in contravention of such rules, regulations, or orders as the Commission may prescribe as necessary or appropriate in the public interest or for the protection of investors for any registered investment company to distribute long-term capital gains, as defined in the Internal Revenue Code of 1986 (the "Code"), more often than once every twelve months.  Rule 19b-1 under the Act provides that no registered investment company which is a "regulated investment company" as defined in Section 851 of the Code shall make more than (i) one "capital gain dividend", as defined in Section 852(b)(3)(C) of the Code, in any one taxable year of the company, (ii) one additional capital gain distribution made in whole or in part to avoid payment of excise tax under Section 4982 of the Code plus (iii) one supplemental "clean-up" capital gain dividend pursuant to Section 855 of the Code, which amount may not exceed 10% of the total amount distributed for the year.
The Applicants believe that Rule 19b-1 should be interpreted to permit each Fund to pay an unlimited number of distributions on its common and preferred shares so long as it makes the designation necessary under the Code and Rule 19b-1 to transform such distributions into "capital gains dividends" restricted by Rule 19b-1 only as often as is permitted by Rule 19b-1, even if the Code would then require retroactively spreading the capital gain resulting from such designation over more than the permissible number of distributions.  However, in order to obtain certainty for the Funds' proposed distribution policies, in the absence of such an interpretation Applicants hereby request an Order pursuant to Section 6(c) of the Act (see below) granting an exemption from Section 19(b) of the Act and Rule 19b-1 thereunder.  The Order would permit each Fund to make periodic capital gain dividends (as defined in Section 852(b)(3)(C) of the Code), as often as monthly in any one taxable year in respect of its common shares and as often as specified by or determined in accordance with the terms thereof in respect of its preferred shares.3
On September 25, 2008, a periodic pay-out policy with respect to each Fund's common shares (the "Plan") was adopted by the board of trustees or board of directors, as the case may be, of that Fund (the "Trustees" or the "Boards") as described in Section III of this Application.  At such meeting, the Board of each existing Fund intending to rely on the Order, including a
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[3]
The preferred shares issued by certain of the Funds may provide that dividends paid would be "grossed-up" in certain situations, for example to the extent that such dividends are attributable to investment company taxable income or net capital gain, so that the after-tax effect of such dividend payment would be the same as if the dividend were paid exclusively from tax-exempt income.  The periodic dividend rate for any particular series of such preferred shares may be either fixed by the directors/trustees of the issuing Fund or established periodically in auctions or remarketings or with reference to an objective index.  The main difference between auctions and remarketings is the dividend determination mechanism.  The auction process that establishes the dividend rates for preferred shares involves one-sided bidding, in which investors submit bids into auctions that are administered by an auction agent.  The remarketing process that establishes the dividend rates for preferred shares is a two-sided procedure involving discussions between the remarketing agent, existing holders and potential buyers, which results in the establishment by the remarketing agent of a dividend rate.  Auctions and remarketings are both designed to result in the lowest dividend rate that will enable the preferred shares to trade in the auction or remarketing at its original offering price, subject to a stipulated maximum and minimum dividend rate scale.  The dividend rate determined at the auction or remarketing will apply to all shares subject to such auction or remarketing during the same dividend period.

majority of the members who are not "interested persons" of such Fund, as defined in Section 2(a)(19) of the Act ("Independent Trustees"), found that adoption of the Plan was in the best interests of the Fund's common shareholders.  The purpose of the Plan of each Fund is to permit such Fund to distribute over the course of each year an amount closely approximating the total return of such Fund during such year.
The minimum annual distribution rate under a periodic pay-out policy with respect to a Fund's common shares will be independent of the Fund's performance in any particular period.  Except for extraordinary distributions and except for potential increases in the final period (final two periods in the case of pay-out policies that pay more often than quarterly) in light of the Fund's performance for the entire calendar year and to enable the Fund to comply with the distribution requirements of Subchapter M of the Code for the calendar year, each distribution on the common shares would be at the stated rate then in effect, subject to the ability of a Board to change the distribution rate from time to time if it determines that such change is in the best interests of the respective Fund and its shareholders.

III.           Adoption of The Plan

At a meeting of the Board of each Fund held on September 25, 2008, each Board considered the Plan and conditions set forth in a letter from the Commission dated December 21, 2006 regarding Rule 19(b) Orders.  Each Board, including a majority of the Independent Trustees:
A.
Adopted a Plan to make periodic level distributions (i) in respect of the Fund's outstanding common shares, based upon a fixed amount per share, a fixed percentage of market price or a fixed percentage of NAV.  The precise rate of payout under the Plan will be determined by the Board after issuance of the Order and consideration of circumstances then existing including, among other things, market conditions and the Fund's discount or premium relative to NAV;

B.
Requested and evaluated, and the Investment Advisor furnished, such information as the Board believed was reasonably necessary for an informed determination that the Plan should be adopted and implemented;

C.
Determined that adoption and implementation of the Plan was consistent with the Fund's investment objectives and policies and in the best interest of the Fund and its shareholders after considering the information in Item B above, including, without limitation: (a) the purpose(s) of the Plan as stated above in Section II of this Application; (b) any potential or actual conflicts of interest that the Investment Advisor, any affiliated person of the Investment Advisor, or any other affiliated person of the Funds may have relating to the adoption or implementation of the Plan; (c) whether the rate of distribution under the Plan will exceed the Fund's expected total return (in relation to NAV); and (d) the reasonably foreseeable material effects of the Plan on the Fund's long-term total return (in relation to market price and NAV);
D.	Adopted compliance policies and procedures in accordance with Rule 38a-1 under the Act (the "19(a) Monitoring Procedures") that:
1.
Are reasonably designed to ensure that all notices required to be sent to Fund shareholders pursuant to Section 19(a) of the Act, Rule 19a-1 thereunder and the conditions set forth in Paragraph V.B below (such notice is defined in Paragraph IV.2 below and referred to herein as a "19(a) Notice") include the disclosure required by Rule 19a-1 (more particularly defined in Paragraph IV.2 below as the "19a-1 Disclosure"), and that all other written communications by the Fund or its agents about the distributions under the Plan include the 19a-1 Disclosure.  The 19(a) Notice, 19a-1 Disclosures, and other disclosures required under Paragraph IV.2 below are collectively referred herein as the "Required Disclosures";

2.
Require the Fund to keep records that demonstrate compliance with all of the conditions of the Order and that are necessary for the Fund to form the basis for, or demonstrate the calculation of, the amounts disclosed in its 19(a) Notices.

E.
Recorded the information under Paragraphs A through D above and considered by the Board and the basis for the Board's approval of the Plan in its meeting minutes, which must be made and preserved for a period of not less than six years from the date of such meeting, the first two years in an easily accessible place, or for such longer period as may otherwise be required by law.

In order to rely on the Order, a future Fund must satisfy each of the foregoing representations except that such representations will be made in respect of actions by the board of trustees or board of directors, as the case may be, of such future Fund and will be made at a future time and except that the purpose of its distribution policy may differ from the purpose of the BlackRock Funds' Plans in that such distribution policy may be to distribute a fixed amount or a fixed percentage of net asset value or net asset value per share without regard to the level of income, appreciation or total return of such Fund over particular series of dividend periods or with regard to only one or a combination of such elements over such period of time.  Notwithstanding the foregoing, under any such distribution policy such future Fund would expect that its distributions would correlate with its total return over time.

IV.	Justification for the Requested Relief

Section 6(c) of the Act provides that the Commission may exempt any person or transaction from any provision of the Act or any rule under the Act to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.  For the reasons set forth below, Applicants submit that the requested exemption from Section 19(b) of the Act and Rule 19b-1 thereunder would be consistent with the standards set forth in Section 6(c) of the Act, and would be in the best interests of the Funds and their shareholders.

1.	Shareholder Interests and Market Perception

Applicants believe that, in general, the common shareholders of the Funds that would rely on the Order are conservative, dividend sensitive investors who desire current income periodically.  Common shares of closed-end funds often trade in the marketplace at a discount to their net asset value.  In the view of the Applicants, the discount at which a Fund's common shares may trade may be reduced if such Fund, consistent with its investment objectives and policies, is permitted to pay a level dividend with respect to its common shares, which may require the payment of capital gain dividends more frequently than is permitted under Rule 19b-1 in order to avoid a return of capital.

2.
Each Fund's shareholders would receive information sufficient to clearly inform them of the nature of the specified periodic payments on the preferred shares and the periodic pay-out policies on the common shares.

One of the concerns leading to the enactment of Section 19(b) and adoption of Rule19b-1 was that shareholders might be unable to distinguish between frequent distributions of capital gain dividends and dividends from investment income.4  Consequently, if a Fund adopts a Plan, it will implement the following:
A.
Disclosures Accompanying Each 19a-1 Notice.  Together with the written notice and information required under Section 19(a) and Rule 19a-1 (the "19(a) Notice"), the Fund will cause the following disclosures to be made with each distribution under the Plan (or the confirmation of the reinvestment thereof under the respective share dividend reinvestment plan) (each a "Distribution"):

	1.	Tabular/Graphic Disclosures. In a tabular form or graphical format:
(a)
The amount of the Distribution on a per share basis (the "Per Share Distribution") and, based on estimates, the amount and percent of such Per Share Distribution attributable to (i) net investment income; (ii) net realized short-term capital gains; (iii) net realized

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[4]
See Securities and Exchange Commission 1966 Report to Congress on Investment Company Growth (H.R. Rep. No. 2337, 89th Cong., 2d Sess. 190-95 (1966)); S. Rep. No. 91-184, 91st Cong., 1st Sess. 29 (1969); H.R. Rep. No. 91-1382, 91st Cong., 2d Sess. 29 (1970) (the "Report").

long-term capital gains; and (iv) return of capital or other capital source;
(b)
The fiscal year-to-date cumulative amount of Per Share Distributions and, based on estimates, the amount and percent of such cumulative Per Share Distribution attributable to: (i) net investment income; (ii) net realized short-term capital gains; (iii) net realized long-term capital gains; and (iv) return of capital or other capital source;

(c)
The average annual total return in relation to the change in NAV for the 5-year period ending on the last day of the month ended immediately prior to the most recent distribution declaration date[5] compared to the current fiscal period's annualized distribution rate expressed as a percentage of NAV as of the last day of the month ended immediately prior to the most recent distribution declaration date; and

(d)
the cumulative total return in relation to the change in NAV from the last completed fiscal year to the last day of the month ended immediately prior to the most recent distribution declaration date compared to the fiscal year-to-date cumulative distribution rate expressed as a percentage of NAV as of the last day of the month

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[5]	If a Fund has been in operation fewer than five years, the Fund will begin the measured period using the NAV immediately following the Fund's first public offering.

ended immediately prior to the most recent distribution declaration date[6];
All such disclosure shall be made in a type size at least as large and as prominent as the estimate of the sources of the current Distribution.
2	Narrative Disclosures. Narrative disclosures substantially as follows (the "Narrative Disclosures"):
	(a)	"You should not draw any conclusions about the Fund's investment performance from the amount of this distribution or from the terms of the Fund's Managed Distribution Plan.";
(b)
If the Fund states in its 19(a) Notice that the current distribution or the fiscal year-to-date cumulative distribution are estimated to include a return of capital, the following disclosure: "The Fund estimates that it has distributed more than its income and net realized capital gains; therefore, a portion of your distribution may be a return of capital.  A return of capital may occur, for example, when some or all of the money that you invested in the Fund is paid back to you.  A return of capital does not necessarily reflect the Fund's investment performance and should not be confused with 'yield' or 'income'."; and

	(c)	"The amounts and sources of distributions reported in this Notice are only estimates and are not being provided for tax reporting

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[6]	The total return and distribution rate will be expressed on a cumulative basis not annualized.

purposes.  The actual amounts and sources of the amounts for accounting and tax reporting purposes will depend upon the Fund's investment experience during the remainder of its fiscal year and may be subject to changes based on tax regulations.  The Fund will send you a Form 1099-DIV for the calendar year that will tell you how to report these distributions for federal income tax purposes."

The Tabular/Graphic Disclosures and the Narrative Disclosures above shall be provided in a type size at least as large as, and as prominent as, any other information in the 19(a) Notice and placed on the same page (or contiguous with the information should it flow past one page) in close proximity to the amount and the sources of the Distribution.  The disclosures referred to in subparagraphs (1) through (2) above are collectively referred to herein as the "19a-1 Disclosure".
B.	Contemporaneous Press Release. Contemporaneously with the payment of any Distribution, the Fund will issue a press release containing the then-current 19a-1 Disclosure.
C.
Website Disclosure. Contemporaneously with the payment of any Distribution, the Fund will post on its or the Investment Advisor's website a prominent statement containing the information in each 19(a) Notice, including the 19a-1 Disclosure.  Such information will remain prominent and accessible on the Fund's website for at least 24 months.  In addition, the Fund will continuously and prominently and fully describe the Plan on its website and disclose that the Board may terminate the Plan at any time and that such termination may have an adverse effect on the market price for a Fund's shares.

D.	Form N-CSR Filing. The Fund shall include as an exhibit to each Form N-CSR all 19(a) Notices (including the respective 19a-1 Disclosures) issued during the period covered by such Form N-CSR.
E.
Semi-Annual Disclosures. On the inside of the front cover of each report provided to shareholders under Rule 30e-1 under the Act ("Shareholder Reports"), the Fund will provide the following disclosures (collectively the "Semi-Annual Disclosures"):

	1.	A description of the Plan (including the fixed amount or fixed percentage of the Distributions and the frequency of the Distribution);
	2.	The Narrative Disclosures described in Paragraph IV.2(A)(2) above;
	3.	An indication that the Plan provides that the Board may amend or terminate the Plan at any time without prior notice to shareholders; and
	4.	A description of any reasonably foreseeable circumstances that might cause the Fund to terminate the Plan and any reasonably foreseeable material effects of such termination.

Each Shareholder Report shall provide the Fund's total return in relation to changes in NAV in the financial highlights table and in any discussion about the Fund's total return.
F.
Disclosure to Shareholders, Prospective Shareholders and Third-Party Information Providers. With any communication[7] to Fund shareholders, prospective shareholders or third-party information providers concerning the Plan or any Distribution, the Fund will include (either directly or through its authorized agent) the then-current 19a-1 Disclosure.

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7           Other than a communication on Form 1099.

G.
Delivery of 19(a) Notices to Beneficial Owners.  If a broker, dealer, bank or other person (each a "Financial Intermediary") holds common stock issued by the Fund in nominee name, or otherwise, on behalf of a beneficial owner, the Fund shall:

	1.	Request that the Financial Intermediary, or its agent, forward the 19(a) Notice to all beneficial owners of the Fund shares held through such Financial Intermediary;
2.
Provide in a timely manner to the Financial Intermediary, or its agent, enough copies of the 19(a) Notice assembled in the form and at the place that the Financial Intermediary, or its agent, reasonably requests to facilitate the Financial Intermediary's sending of the 19(a) Notice to each beneficial owner of the Fund shares; and

3.
Upon the request of any Financial Intermediary, or its agent, that receives copies of the 19(a) Notice, pays the Financial Intermediary, or its agent, the reasonable expenses of sending the 19(a) Notices to beneficial owners.

Rule 19a-1, the Plans and the compliance policies ensure that each Fund's shareholders will be provided sufficient information to understand that their periodic distributions are not tied to a Fund's net investment income (which for this purpose is the Fund's taxable net income other than from capital gains) and realized capital gains to date, and may not represent yield or investment return.  Accordingly, continuing to subject the Funds to Section 19(b) and Rule 19b-1 would afford shareholders no extra protection.

3.	Rule 19b-1, under certain circumstances, gives rise to improper influence on portfolio management decisions, with no offsetting benefit to shareholders.

Rule 19b-1, when applied to a periodic fixed pay-out policy, actually gives rise to one of the concerns that Rule 19b-1 was intended to avoid, i.e., inappropriate influence on portfolio management decisions.  Funds that pay long-term capital gain distributions only once per year in accordance with Rule 19b-1 impose no pressure on management to realize capital gain at any time when purely investment considerations would not dictate doing so.  However, in the absence of an exemption from Rule 19b-1, periodic fixed payout policies impose pressure on management (i) not to realize any long-term capital gain until the point in the year that the fund can pay all of its remaining distributions in accordance with Rule 19b-1 and (ii) not to realize any long-term capital gain during any particular year in excess of the amount of the aggregate payout for the year (since as a practical matter excess gains must be distributed and accordingly would not be available to satisfy pay-out requirements in following years), notwithstanding that purely investment considerations might favor realization of long-term gains at different times or in different amounts.
No purpose would appear to be served by the distortion in the normal operation of the proposed specified periodic payments and periodic pay-out policies required in order to comply with Rule 19b-1.  There is no reason or logic in requiring any Fund that adopts a periodic pay-out policy either to retain (and pay taxes on) net capital gain (with the resulting additional tax return complexities for the Fund's shareholders) or to avoid designating its distributions as capital gain dividends for tax purposes (thereby avoiding a Rule 19b-1 problem but providing distributions taxable at ordinary income rates rather than the much lower long-term capital gain rates for noncorporate shareholders and being required to pay income tax on the amount of such income).  The desirability of avoiding these anomalous results creates pressure to limit the realization of long-term capital gain that otherwise would be taken for purely investment considerations.

The Order requested by the Applicants would minimize these anomalous effects of Rule 19b-1 by enabling the Funds to realize long-term capital gain as often as investment considerations dictate without fear of violating Rule 19b-1.

4.	Other concerns leading to adoption of Rule 19b-1 are not applicable.

Another concern that led to the enactment of Section 19(b) of the Act and adoption of Rule 19b-1 was that frequent capital gain dividends could facilitate improper fund sales practices, including, in particular, the practice of urging an investor to purchase shares of a fund on the basis of an upcoming capital gain dividend ("selling the dividend"), where the dividend results in an immediate corresponding reduction in net asset value and is in effect a taxable return of the investor's capital.  Applicants submit that this concern should not apply to closed-end investment companies, such as the Funds, that do not continuously distribute shares.  Furthermore, if the underlying concern extends to secondary market purchases of shares of a Fund that are subject to a large upcoming capital gain dividend, adoption of a periodic pay-out policy actually helps minimize the concern by avoiding, through periodic distributions, any buildup of large end-of-the-year distributions.
Applicants also submit that the "selling the dividend" concern is not applicable to preferred stock, which entitles a holder to no more than a specified periodic dividend and, like a debt security, is initially sold at a price based upon its liquidation preference, credit quality, dividend rate and frequency of payment.  Investors buy preferred shares for the purpose of receiving specific payments at the frequency bargained for, and any application of Rule 19b-1 to preferred stock would be contrary to the expectation of investors.  There is also currently a tax rule that provides that any loss attributable to a long-term capital gain realized within six months prior to the incurrence of the loss must be treated as a long-term capital loss to avoid the selling of dividends.

5.	Further Limitations of Rule 19b-1

Subparagraphs (a) and (f) of Rule 19b-1 limit the number of capital gain dividends, as described in Section 852(b)(3)(C) of the Code ("capital gain dividends"), that each Fund may make with respect to any one taxable year to one, plus one additional capital gain dividend made in whole or in part to avoid the excise tax under Section 4982 of the Code, plus a supplemental "clean-up" capital gain dividend made pursuant to Section 855 of the Code not exceeding 10% of the total amount distributed for the year.
Rule 19b-1's limitations, when applied to a Fund, such as certain of the BlackRock Funds, that seeks to pay dividends on preferred stock periodically, make it difficult and, in some cases contrary to the best interest of shareholders, to comply with Federal income tax and Commission accounting requirements.  In Revenue Ruling 89-81,8 the Internal Revenue Service has taken the position that if a regulated investment company has two classes of shares, it may not designate distributions made to either class in any year as consisting of more than such class's proportionate share of particular types of income, such as net capital gain.  Consequently, any amount designated as a capital gain dividend with respect to common shares must be proportional to the amount so designated with respect to preferred shares.  From an accounting point of view, in the interpretation of Rule 19b-1 by the Accounting Standards Executive Committee (the "Committee") of the Institute,9 a Fund is required to estimate, each time it makes a distribution, based on its sources and amounts of various types of income to date, what portion of each distribution is from current income of any type or accumulated undistributed earnings

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[8]	1989-1 C.B. 226.

[9]	American Institute of Certified Public Accountants: Statement of Position 93-2, February 1, 1993 ("SOP 93-2").

and profits and what portion is a return of capital.  Under the accounting interpretations of the Committee, a Fund may not characterize as a return of capital any distribution so long as it has any undistributed income.  Although a Fund that has sufficient investment income to pay all of its preferred distributions can avoid characterizing any of its preferred distributions during the year as capital gain dividends for accounting purposes, if it distributes any capital gains dividends, it must allocate them proportionately between its common shares and preferred shares for tax purposes and may be required retroactively to designate all or part of several preferred dividends as long-term gain distributions for tax purposes.  Further, in cases where a Fund invests in securities that do not pay tax-exempt income and is not realizing enough investment income to pay all of its preferred dividends solely out of such sources but is realizing long-term capital gain, it may also be required prospectively to treat all or a portion of multiple preferred dividends for accounting purposes as long-term capital gain distributions or, in a step that would be adverse to shareholders, intentionally not designate its distributions of net capital gain as capital gain dividends, in which case noncorporate shareholders will have to pay taxes on such dividends at ordinary income tax rates rather than the much lower long-term capital gain rates currently in effect and the Fund would be obligated to pay income tax on the amount of such income.  In either of these situations, a Fund could be faced with either acting inconsistently with Rule 19b-1 or providing lower after-tax returns for its shareholders.  The proposed Order will assist the Funds in avoiding these Rule 19b-1 problems.

6.	Preferred Shares and Common Shares

The frequency of the specified periodic payments with respect to preferred shares of the Funds and the periodic pay-out policies with respect to common shares of the Funds will not be related to one another in any way other than that each Fund's ability to comply with the requirements of Revenue Ruling 89-81 and SOP 93-2 will be enhanced if the Order is granted with respect to both its common shares and preferred shares.  The periodic pay-out policy with respect to a Fund's common shares will be initially established and reviewed at least annually in light of the Fund's performance by its Board.  No Fund is required to adopt a periodic pay-out policy for its common shares, and each Fund that does adopt such a policy may change, modify or discontinue it any time at the discretion of the Fund's Board.
The potential abuses addressed by Section 19(b) and Rule 19b-1 do not arise with respect to preferred shares issued by a closed-end fund.  Such distributions are either fixed or are determined in periodic auctions by reference to short-term interest rates rather than by reference to performance of the issuer, and Revenue Ruling 89-81 determines the proportion of such distributions that are comprised of the long-term capital gains.

7.	General

The relief requested—to permit periodic distributions of capital gain dividends as often as monthly in respect of common shares and in respect of preferred shares as often as specified in its terms—would provide the Funds with flexibility in meeting investor interest in particular kinds of funds in receiving more frequent distributions.  By reducing the amount of individual periodic distributions even further, implementation of the additional relief would actually ameliorate the concerns that gave rise to Section 19(b) and Rule 19b-1 and help avoid the "selling of dividends" problem, which Section 19(b) and Rule 19b-1 are not effective in preventing.
The potential issues under Rule 19b-1 are basically not relevant to distributions on preferred shares.  Not only are such distributions fixed or determined in periodic auctions or remarketings by reference to short-term interest rates rather than by reference to performance of the issuer but also the long-term capital gain component is mandated by the Internal Revenue Service to be the same proportion as the proportion of long-term gain dividends bears to the total distributions in respect of the common shares and consequently the long-term gain component cannot even be known until the last dividend of the year.  In these circumstance it would be very difficult for any of the potential abuses reflected in Rule 19b-1's restrictions to occur.
In summary, Rule 19b-1 in the circumstances referred to above distorts the effective and proper functioning of the Funds' distribution policies and gives rise to the very pressures on portfolio management decisions that Rule 19b-1 was intended to avoid.  These distortions forced by Rule 19b-1 would appear to serve no purpose and are not in the best interests of shareholders.  Each BlackRock Fund's Board believes that obtaining the exemptive relief requested is in the best interests of such Fund's shareholders.

V.	Applicants' Conditions
Applicants agree that, with respect to each Fund seeking to rely on the Order, the Order will be subject to the following conditions:
A.	Compliance Review and Reporting. The Fund's chief compliance officer will:
	1.	report to the Fund's Board, no less frequently than once every three months or at the next regularly scheduled quarterly Board meeting, whether:
		(a)	the Fund and its Investment Advisor have complied with the conditions of the Order and
		(b)	a material compliance matter (as defined in Rule 38a-1(e)(2) under the Act) has occurred with respect to such conditions; and
	2.	review the adequacy of the policies and procedures adopted by the Board no less frequently than annually.
B.	Disclosures to Fund Shareholders.

1.	Each 19(a) Notice to the holders of the Fund's common shares, in addition to the information required by Section 19(a) and Rule 19a-1:
	(a)	Will provide, in a tabular or graphical format:
(1)
the amount of the distribution, on a per common share basis, together with the amounts of such distribution amount, on a per common share basis and as a percentage of such distribution amount, from estimated:  (A) net investment income; (B) net realized short-term capital gains; (C) net realized long-term capital gains; and (D) return of capital or other capital source;

(2)
the fiscal year-to-date cumulative amount of distributions, on a per common share basis, together with the amounts of such cumulative amount, on a per common share basis and as a percentage of such cumulative amount of distributions, from estimated:  (A) net investment income; (B) net realized short-term capital gains; (C) net realized long-term capital gains; and (D) return of capital or other capital source;

(3)
the average annual total return in relation to the change in NAV for the 5-year period (or, if the Fund's history of operations is less than five years, the time period commencing immediately following the Fund's first public offering) ending on the last day of the month ended immediately prior to the most recent distribution declaration date compared to the current fiscal period's annualized distribution rate expressed as a percentage of NAV as of the last day of the month prior to the most recent distribution declaration date; and

(4)
the cumulative total return in relation to the change in NAV from the last completed fiscal year to the last day of the month prior to the most recent distribution declaration date compared to the fiscal year-to-date-cumulative distribution rate expressed as a percentage of NAV as of the last day of the month prior to the most recent distribution declaration date;

Such disclosure shall be made in a type size at least as large and as prominent as the estimate of the sources of the current distribution; and
(b)	Will include the following disclosure:
	(1)	"You should not draw any conclusions about the Fund's investment performance from the amount of this distribution or from the terms of the Fund's Plan";
(2)
"The Fund estimates that it has distributed more than its income and capital gains; therefore, a portion of your distribution may be a return of capital. A return of capital may occur, for example, when some or all of the money that you invested in the Fund is paid back to you.  A return of capital distribution does not necessarily reflect the Fund's investment performance and should not be confused with 'yield' or 'income'";[1][0] and
(3)
"The amounts and sources of distributions reported in this 19(a) Notice are only estimates and are not being provided for tax reporting purposes. The actual amounts and sources of the amounts for [accounting and] tax reporting purposes will depend upon the Fund's investment experience during the remainder of its fiscal year and may be subject to changes based on tax regulations. The Fund will send you a Form 1099-DIV for the calendar year that will tell you how to report these distributions for federal income tax purposes.";

Such disclosure shall be made in a type size at least as large as and as prominent as any other information in the 19(a) Notice and placed on the same page in close proximity to the amount and the sources of the distribution;
(c)	On the inside front cover of each report to shareholders under Rule 30e-1 under the Act, the Fund will:
	(1)	describe the terms of the Plan (including the fixed amount or fixed percentage of the distributions and the frequency of the distributions);

________________

[10]	The disclosure in this condition B.1(b)(2) will be included only if the current distribution or the fiscal year-to-date cumulative distributions are estimated to include a return of capital.

			(2)	include the disclosure required by condition B.1(b)(1) above;
			(3)	state, if applicable, that the Plan provides that the Board may amend or terminate the Plan at any time without prior notice to Fund shareholders; and
			(4)	describe any reasonably foreseeable circumstances that might cause the Fund to terminate the Plan and any reasonably foreseeable consequences of such termination; and
(d)
Each report provided to shareholders under Rule 30e-1 under the Act and each prospectus filed with the Commission on Form N-2 under the Act, will provide the Fund's total return in relation to changes in NAV in the financial highlights table and in any discussion about the Fund's total return.

C.	Disclosure to Shareholders, Prospective Shareholders and Third Parties.
1.
The Fund will include the information contained in the relevant 19(a) Notice, including the disclosure required by condition B.1(b) above, in any written communication (other than a communication on Form 1099) about the Plan or distributions under the Plan by the Fund, or agents that the Fund has authorized to make such communication on the Fund's behalf, to any Fund common shareholder, prospective common shareholder or third-party information provider;

2.
The Fund will issue, contemporaneously with the issuance of any 19(a) Notice, a press release containing the information in the 19(a) Notice and file with the Commission the information contained in such 19(a) Notice, including the disclosure required by condition B.1(b) above, as an exhibit to its next filed Form N-CSR; and

3.
The Fund will post prominently a statement on its (or the Investment Advisor's) Website containing the information in each 19(a) Notice, including the disclosure required by condition B.1(b) above, and maintain such information on such Web site for at least 24 months.

D.	Delivery of 19(a) Notices to Beneficial Owners.
If a broker, dealer, bank or other person ("Financial Intermediary") holds common stock issued by the Fund in nominee name, or otherwise, on behalf of a beneficial owner, the Fund:
1.	will request that the Financial Intermediary, or its agent, forward the 19(a) Notice to all beneficial owners of the Fund's shares held through such Financial Intermediary;
2.
will provide, in a timely manner, to the Financial Intermediary, or its agent, enough copies of the 19(a) Notice assembled in the form and at the place that the Financial Intermediary, or its agent, reasonably requests to facilitate the Financial Intermediary's sending of the 19(a) Notice to each beneficial owner of the Fund's shares; and

3.	upon the request of any Financial Intermediary, or its agent, that receives copies of the 19(a) Notice, will pay the Financial Intermediary, or its agent,

the reasonable expenses of sending the 19(a) Notice to such beneficial owners.
E.	Special Board Review for Funds Whose Common Stock Trades at a Premium.
If:
1.
The Fund's common shares have traded on the stock exchange that they primarily trade on at the time in question at an average premium to NAV equal to or greater than 10%, as determined on the basis of the average of the discount or premium to NAV of the Fund's common shares as of the close of each trading day over a 12-week rolling period (each such 12-week rolling period ending on the last trading day of each week); and

2.
The Fund's annualized distribution rate for such 12-week rolling period, expressed as a percentage of NAV as of the ending date of such 12-week rolling period, is greater than the Fund's average annual total return in relation to the change in NAV over the 2-year period ending on the last day of such 12-week rolling period;

then:
		(a)	At the earlier of the next regularly scheduled meeting or within four months of the last day of such 12-week rolling period, the Board including a majority of the Independent Trustees:
			(1)	will request and evaluate, and the Fund's Investment Advisor will furnish, such information as may be reasonably necessary to make an informed determination of whether the Plan should be continued or continued after amendment;
(2)
will determine whether continuation, or continuation after amendment, of the Plan is consistent with the Fund's investment objective(s) and policies and is in the best interests of the Fund and its shareholders, after considering the information in condition E.2(a)(1) above; including, without limitation: (A) whether the Plan is accomplishing its purpose(s); (B) the reasonably foreseeable material effects of the Plan on the Fund's long-term total return in relation to the market price and NAV of the Fund's common shares; and the Fund's current distribution rate, as described in condition E.2 above, compared with the Fund's average annual total return over the 2-year period, as described in condition E.2, or such longer period as the Board deems appropriate; and (C) based upon that determination, will approve or disapprove the continuation, or continuation after amendment, of the Plan; and

(b)
The Board will record the information considered by it, including its consideration of the factors listed in condition E.2(a)(2) above, and the basis for its approval or disapproval of the continuation, or continuation after amendment, of the Plan in its meeting minutes, which must be made and preserved for a period of not less than six years from the date of such meeting, the first two years in an easily accessible place.
F.	Public Offerings.
The Fund will not make a public offering of the Fund's common shares other than:
	1.	a rights offering below NAV to holders of the Fund's common shares;
	2.	an offering in connection with a dividend reinvestment plan, merger, consolidation, acquisition, spin-off or reorganization of the Fund; or
	3.	an offering other than an offering described in conditions F.1 and F.2 above, provided that, with respect to such other offering:
(a)
the Fund's average annual distribution rate for the six months ending on the last day of the month ended immediately prior to the most recent distribution declaration date,[11] expressed as a percentage of NAV per share as of such date, is no more than 1 percentage point greater than the Fund's average annual total return for the 5-year period ending on such date;[12] and

(b)
the transmittal letter accompanying any registration statement filed with the Commission in connection with such offering discloses that the Fund has received an order under Section 19(b) to permit it to make periodic distributions of long-term capital gains with respect to its common stock as frequently as twelve times each

__________________

[11]	If the Fund has been in operation fewer than six months, the measured period will begin immediately following the Fund's first public offering.

[12]	If the Fund has been in operation fewer than five years, the measured period will begin immediately following the Fund's first public offering.

year, and as frequently as distributions are specified by or determined in accordance with the terms of any outstanding preferred stock as such Fund may issue;
G.	Amendments to Rule 19b-1.
The requested order will expire on the effective date of any amendments to Rule 19b-1 that provides relief permitting certain closed-end investment companies to make periodic distributions of long-term capital gains with respect to their outstanding common stock as frequently as twelve times each year.

VI.	Applicable Precedent

The Commission has granted or proposed granting relief substantially the same as that sought by this Application on several occasions. In ING Clarion Real Estate Income Fund, et al., Release Nos. IC – 28329 (July 8, 2008) (notice of application) and IC-28352 (August 5, 2008) (order), the Commission granted relief permitting a family of closed-end management investment companies to make periodic capital gain dividends (as defined in Section 852(b)(3)(C) of the Code) as often as monthly in any one taxable year in respect of their common shares and as often as specified by or determined in accordance with the terms thereof in respect of their preferred shares.  Similar relief was granted in The Mexico Fund Inc., et al., Release Nos. IC-28332 (July 17, 2008) (notice of application) and IC-28357 (August 12, 2008) (order), Cohen & Steers Advantage Income Realty Fund, Inc., et al., Release Nos. IC-28341 (July 24, 2008) (notice of application) and IC-28358 (August 19, 2008) (order) and DNP Select Income Fund, et al., Release Nos. IC-28348 (July 31, 2008) (notice of application) and IC-28368 (August 26, 2008) (order).

VII.	Proposed Notice

The proposed notice of the proceeding initiated by the filing of this Application, required by Rule 0-2(g) under the Act, is attached as Exhibit C to this Application.

VIII.	Procedural Compliance

The Board of Trustees of each of the BlackRock Funds has adopted the following resolution authorizing the execution and filing of this Application.
"RESOLVED, that the Secretary and each Vice President of the Trust be, and each of them hereby is, authorized to prepare, with the assistance of counsel, and to sign and file with the Securities and Exchange Commission on behalf of the Trust, any applications, and any amendments thereto, for orders of the Securities and Exchange Commission under Section 6(c) of the Act and any other appropriate section of the Act or any Rule thereunder, for such exemptions from such provisions of the Act or Rules thereunder as such officer, upon the advice of counsel, may deem necessary or advisable."
Pursuant to Rule 0-2(c) under the Act, each Applicant hereby states that the person signing and filing this Application on its behalf is fully authorized to do so, that under the provisions of the Articles of Incorporation or Agreement and Declaration of Trust, as applicable, of such Applicant responsibility for the management of the affairs of such Applicant is vested in its Board of Directors or Trustees, as applicable, and that such Applicant has complied with all requirements for the execution and filing of this Application in its name and on its behalf.
These verifications required by Rule 0-2(d) are attached to this Application as Exhibits A and B.
Pursuant to Rule 0-2(f) under the Act, the Applicants further state that:

2.	(a) The address of each of the Applicants is as follows:

c/o BlackRock Advisors, LLC 100 Bellevue Parkway Wilmington, Delaware 19809

(b) Any questions regarding this Application should be directed to:

Michael Hoffman Skadden, Arps, Slate, Meagher & Flom LLP Four Times Square New York, New York 10036-6522 (212) 735-3406

IX.	Conclusion

On the basis of the foregoing, the Applicants respectfully request that the Commission enter an order pursuant to Section 6(c) of the Act exempting the Funds from the provisions of Section 19(b) of the Act and Rule 19b-1 thereunder to permit each Fund (i) to make capital gain dividends on its common shares as frequently as once per month so long as it complies with the conditions of the Order and maintains in effect a distribution policy with respect to its common shares calling for periodic distributions of an amount equal to at least a fixed percentage of such Fund's net asset value or market price per common share or equal to at least a fixed dollar amount, and (ii) to make capital gain dividends on any series of its preferred shares as frequently as specified by or pursuant to the terms of such series so long as it complies with the conditions of the Order and so long as such distributions are a specified percentage of the liquidation preference of such series of preferred shares, whether such specified percentage is determined at the time such preferred shares are initially issued, pursuant to periodic remarketings or auctions or otherwise.

BLACKROCK ADVISORS, LLC

By:	/s/ Anne F. Ackerley
	Name:	Anne F. Ackerley
	Title:	Managing Director

BLACKROCK INTERNATIONAL GROWTH AND INCOME TRUST
BLACKROCK GLOBAL EQUITY INCOME TRUST
BLACKROCK PREFERRED AND EQUITY ADVANTAGE TRUST
BLACKROCK REAL ASSET EQUITY TRUST
BLACKROCK WORLD INVESTMENT TRUST
BLACKROCK ENHANCED DIVIDEND ACHIEVERSTM TRUST
BLACKROCK GLOBAL OPPORTUNITIES EQUITY TRUST
BLACKROCK HEALTH SCIENCES TRUST
BLACKROCK GLOBAL ENERGY AND RESOURCES TRUST
BLACKROCK S&P QUALITY RANKINGS GLOBAL EQUITY MANAGED TRUST
BLACKROCK STRATEGIC DIVIDEND ACHIEVERSTM TRUST
BLACKROCK DIVIDEND ACHIEVERSTM TRUST
BLACKROCK ECOSOLUTIONS INVESTMENT TRUST
BLACKROCK ENHANCED GOVERNMENT FUND, INC.
BLACKROCK ENHANCED CAPITAL AND INCOME FUND, INC.

By:	/s/ Anne F. Ackerley
	Name:	Anne F. Ackerley
	Title:	Vice President

Dated:   January 6, 2009

APPENDIX A

BlackRock International Growth and Income Trust
BlackRock Global Equity Income Trust
BlackRock Preferred And Equity Advantage Trust
BlackRock Real Asset Equity Trust
BlackRock World Investment Trust
BlackRock Enhanced Dividend AchieversTM Trust
BlackRock Global Opportunities Equity Trust
BlackRock Health Sciences Trust
BlackRock Global Energy and Resources Trust
BlackRock S&P Quality Rankings Global Equity Managed Trust
BlackRock Strategic Dividend AchieversTM Trust
BlackRock Dividend AchieversTM Trust
BlackRock EcoSolutions Investment Trust
BlackRock Enhanced Government Fund, Inc.
BlackRock Enhanced Capital and Income Fund, Inc.
BlackRock Advisors, LLC

EXHIBIT INDEX

Page
A.	Verification of BlackRock International Growth and Income Trust,
	BlackRock Global Equity Income Trust, BlackRock
	Preferred and Equity Advantage Trust, BlackRock Real Asset Equity Trust,
	BlackRock World Investment Trust, BlackRock Enhanced Dividend
	AchieversTM Trust, BlackRock Global Opportunities Equity Trust,
	BlackRock Health Sciences Trust, BlackRock Global Energy and Resources
	Trust, BlackRock S&P Quality Rankings Global Equity Managed Trust,
	BlackRock Strategic Dividend AchieversTM Trust, BlackRock
	Dividend AchieversTM Trust BlackRock EcoSolutions Investment Trust, BlackRock Enhanced Government Fund, Inc.
	and BlackRock Enhanced Capital and Income Fund, Inc.	35

B.	Verification of BlackRock Advisors, LLC	36

EXHIBIT A

VERIFICATION

THE STATE OF NEW YORK	)
):
THE COUNTY OF NEW YORK	)

The undersigned states that she has duly executed the attached Application, dated January 6, 2009, for and on behalf of each applicant listed below; that she is Vice President of each such Applicant; and that all action by the directors, trustees or other bodies of such Applicants necessary to authorize the undersigned to execute and file such Application has been taken. The undersigned further states that she is familiar with such Application, and the contents thereof, and that the facts therein set forth are true to the best of her knowledge, information and belief.

By:	/s/ Anne F. Ackerley
Anne F. Ackerley
Vice President

BlackRock International Growth and Income Trust
BlackRock Global Equity Income Trust
BlackRock Preferred and Equity Advantage Trust
BlackRock Real Asset Equity Trust
BlackRock World Investment Trust
BlackRock Enhanced Dividend AchieversTM Trust
BlackRock Global Opportunities Equity Trust
BlackRock Health Sciences Trust
BlackRock Global Energy And Resources Trust
BlackRock S&P Quality Rankings Global Equity Managed Trust
BlackRock Strategic Dividend AchieversTM Trust
BlackRock Dividend AchieversTM Trust
BlackRock EcoSolutions Investment Trust
BlackRock Enhanced Government Fund, Inc. and
BlackRock Enhanced Capital and Income Fund, Inc.

EXHIBIT B

VERIFICATION

THE STATE OF NEW YORK	)
):
THE COUNTY OF NEW YORK	)

The undersigned states that she has duly executed the attached Application, dated January 6, 2009, for and on behalf of BlackRock Advisors, LLC; that she is a Managing Director of BlackRock Advisors, LLC, and that all action necessary to authorize her to execute and file this Application has been taken.  The undersigned further states that she is familiar with such Application, and the contents thereof, and that the facts therein set forth are true to the best of her knowledge, information and belief.

By:	/s/ Anne F. Ackerley
Anne F. Ackerley
Managing Director